UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 4)

TIM S.A.
(Name of Issuer)

Common shares, without par value
(Title of Class of Securities)

88706T 108
(CUSIP Number)
Pettazzi Riccardo Amerigo Telecom Italia S.p.A. Via Gaetano Negri, 1 20123 Milan Italy Telephone: +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:
John Banes, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 United States of America Telephone: +1 212 450 4116

September 28, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	88706T 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,611,969,946
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,611,969,946
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,969,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.59%
14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

CUSIP No.	88706T 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Telecom Italia Finance S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,611,969,946
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,611,969,946
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,969,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.59%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

CUSIP No.	88706T 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TIM Brasil Serviços e Participações S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,611,969,946
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,611,969,946
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,611,969,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66,59%
14	TYPE OF REPORTING PERSON (See Instructions) HC, CO

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2010 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on June 13, 2011 (“Amendment No. 1”), Amendment No. 2 to Schedule 13D filed with the SEC on August 15, 2011 (“Amendment No. 2”) and Amendment No. 3 to Schedule 13D filed with the SEC on February 6, 2014 (“Amendment No. 3”), each filed by the Reporting Persons with respect to the common shares without par value of TIM Participações S.A. (“TIM Participações”) (the Original Schedule 13D, as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and this Amendment No. 4, the “Schedule 13D”). Capitalized terms used in this Amendment No. 4 and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment No. 4 amends items 1 and 4 as set forth below.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common shares, no par value (the “Shares”), of TIM S.A., a Brazilian corporation (“TIM”). TIM will disclose in due course the date on which the Shares are expected to trade on the New York Stock Exchange (the “NYSE”) in the form of American Depositary Shares (the “ADSs”) represented by American Depositary Receipts. The principal executive offices of TIM are located at João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor Zip Code 22775-057 Rio de Janeiro, RJ, Brazil.

Item 4.	Purpose of Transaction

On July 29, 2020, TIM Participações entered into a Merger Agreement (protocolo de incorporação) (the “Merger Agreement”) with TIM, a wholly owned subsidiary of TIM Participações, as part of an internal reorganization. In connection with the transaction, which became effective on September 28, 2020, TIM Participações merged with and into TIM (the “Merger”) with the effect that TIM Participações ceased to exist as a separate legal entity and TIM succeeded to all of the assets and liabilities of TIM Participações. The business carried out by TIM is identical to the business carried out by TIM Participações and its sole subsidiary TIM prior to the Merger, and the executive officers, directors and management of TIM are identical to those of TIM Participações before the reorganization.

As part of the consummation of the Merger, all common shares of TIM Participações (CUSIP: 88706P106) held by its shareholders were cancelled and TIM issued new shares (CUSIP: 88706T 108) to TIM Participações shareholders who received one (1) TIM common share in exchange for each one (1) TIM Participações common share that they held prior to the Merger (the “exchange ratio”). As a result of this exchange ratio, the TIM shareholding structure following the reorganization is identical to that of TIM Participações prior to the consummation of the reorganization. As such, the shareholdings of the Reporting Persons as disclosed in this statement are the same as prior to the Merger.

Following the consummation of the Merger, TIM S.A. has succeeded TIM Participações as SEC registrant.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement between the Reporting Persons dated September 30, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2020
Dated

/s/ Riccardo Amerigo Pettazzi
Signature

Name: Riccardo Amerigo Pettazzi Title: Director, Corporate Affairs TELECOM ITALIA S.P.A.

September 30, 2020
Dated

/s/ Biagio Murciano
Signature

Name: Biagio Murciano Title: CEO TELECOM ITALIA FINANCE S.A.

September 30, 2020
Dated

/s/ Mario Girasole
Signature

Name: Mario Girasole Title: CEO TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).